CUSIP No. 205768203

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Comstock Resources, Inc.

(Name of Issuer)

Common Stock, par value $0.50 per share

(Title of Class of Securities)

205768203

(CUSIP Number)

February 8, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 205768203

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Carl H. Westcott

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 570,000 (1)

	6.	Shared Voting Power 371,065 (1)

	7.	Sole Dispositive Power 570,000 (1)

	8.	Shared Dispositive Power 388,727 (1) (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 958,727 (1) (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 6.21% (3)

12.	Type of Reporting Person IN

(1)                                 Carl H. Westcott directly holds 570,000 shares of common stock, par value $0.50 per share (the “Common Stock”), of Comstock Resources, Inc., a Nevada corporation (the “Issuer”). Additionally, Mr. Westcott exercises shared voting and disposition power over 371,065 shares of Common Stock with Court H. Westcott as managers of Carl Westcott, LLC, the general partner of each of Commodore Partners, Ltd. (“Commodore Partners”), which directly owns 349,065 shares of Common Stock, and G.K. Westcott LP (“GK Westcott”), which directly owns 22,000 shares of Common Stock.

(2)                                 Carl H. Westcott has shared discretionary authority to purchase and dispose of shares of Common Stock under various accounts for the benefit of the following persons, who directly hold the following amounts of shares of Common Stock: Court H. Westcott, 500 shares; Carla Westcott, 2,140 shares; Peter Underwood, 11,600 shares; Francisco Trejo, Jr., 1,572 shares; and Rosie Greene, 1,850 shares. Carl H. Westcott does not exercise any voting power over any such shares of Common Stock owned by the aforementioned individuals and expressly disclaims beneficial ownership of such shares.

(3)                                 The percentage ownership is based on 15,427,561 shares of Common Stock outstanding, as reported by the Issuer in its quarterly report on Form 10-Q filed on November 2, 2017.

CUSIP No. 205768203

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Commodore Partners, Ltd. 03-0476201

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 349,065 (1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 349,065 (1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 349,065 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 2.26% (2)

12.	Type of Reporting Person PN

(1)                                 Carl H. Westcott and Court H. Westcott exercise shared voting and disposition power over the 349,065 shares of Common Stock as the managers of Carl Westcott, LLC, the general partner of Commodore Partners.

(2)                                 The percentage ownership is based on 15,427,561 shares of Common Stock outstanding, as reported by the Issuer in its quarterly report on Form 10-Q filed on November 2, 2017.

CUSIP No. 205768203

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). G.K. Westcott LP 20-2443941

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 22,000 (1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 22,000 (1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,000 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 0.14% (2)

12.	Type of Reporting Person PN

(1)                                 Carl H. Westcott and Court H. Westcott exercise shared voting and disposition power over the 22,000 shares of Common Stock as the managers of Carl Westcott, LLC, the general partner of GK Westcott.

(2)                                 The percentage ownership is based on 15,427,561 shares of Common Stock outstanding, as reported by the Issuer in its quarterly report on Form 10-Q filed on November 2, 2017.

CUSIP No. 205768203

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Carl Westcott, LLC 75-2655092

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 371,065 (1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 371,065 (1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 371,065 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 2.40% (2)

12.	Type of Reporting Person HC

(1)                                 Carl H. Westcott and Court H. Westcott exercise shared voting and disposition power over the 371,065 shares of Common Stock as the managers of Carl Westcott, LLC, the general partner of each of Commodore Partners, which directly owns 349,065 shares of Common Stock, and GK Westcott, which directly owns 22,000 shares of Common Stock.

(2)                                 The percentage ownership is based on 15,427,561 shares of Common Stock outstanding, as reported by the Issuer in its quarterly report on Form 10-Q filed on November 2, 2017.

CUSIP No. 205768203

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Court H. Westcott

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 500 (1)

	6.	Shared Voting Power 371,065 (2)

	7.	Sole Dispositive Power 0 (1)

	8.	Shared Dispositive Power 371,565 (1) (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 371,565 (1) (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 2.41% (3)

12.	Type of Reporting Person IN

(1)                                 Consists of 500 shares of Common Stock held of record by Court H. Westcott, Trustee of the Court H. Westcott Living Trust.  Carl H. Westcott has shared discretionary authority to purchase and dispose of those shares of Common Stock for the benefit of such reporting person, but does not exercise any voting power with respect to such shares.  Carl H. Westcott expressly disclaims beneficial ownership of any such shares of Common Stock.

(2)                                 Carl H. Westcott and Court H. Westcott exercise shared voting and disposition power over 371,065 shares of Common Stock as the managers of Carl Westcott, LLC, the general partner of each of Commodore Partners, which directly owns 349,065 shares of Common Stock, and GK Westcott, which directly owns 22,000 shares of Common Stock.

(3)                                 The percentage ownership is based on 15,427,561 shares of Common Stock outstanding, as reported by the Issuer in its quarterly report on Form 10-Q filed on November 2, 2017.

CUSIP No. 205768203

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Carla Westcott

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 2,140 (1)

	6.	Shared Voting Power 0 (1)

	7.	Sole Dispositive Power 0 (1)

	8.	Shared Dispositive Power 2,140 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,140 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 0.01% (2)

12.	Type of Reporting Person IN

(1)                                 Carla Westcott directly holds 2,140 shares of Common Stock.  Carl H. Westcott has shared discretionary authority to purchase and dispose of those shares of Common Stock for the benefit of such reporting person, but does not exercise any voting power with respect to such shares.  Carl H. Westcott expressly disclaims beneficial ownership of any such shares of Common Stock.

(2)                                 The percentage ownership is based on 15,427,561 shares of Common Stock outstanding, as reported by the Issuer in its quarterly report on Form 10-Q filed on November 2, 2017.

CUSIP No. 205768203

Item 1(a).	Name of Issuer: Comstock Resources, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 5300 Town and Country Blvd. Suite 500 Frisco, Texas 75034

Item 2(a).	Name of Person Filing: Carl H. Westcott Commodore Partners, Ltd. G.K. Westcott LP Carl Westcott, LLC Court H. Westcott Carla Westcott
Item 2(b).	Address of Principal Business Office or, if none, Residence: 100 Crescent Court Suite 1620 Dallas, Texas 75201
Item 2(c).

Citizenship:
Carl H. Westcott is a citizen of the United States of America.
Commodore Partners, Ltd. is organized under the laws of the State of Texas.
G.K. Westcott LP is organized under the laws of the State of Texas.
Carl Westcott, LLC is organized under the laws of the State of Texas.
Court H. Westcott is a citizen of the United States of America.
Carla Westcott is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities: Common stock, par value $0.50 per share
Item 2(e).	CUSIP Number: 205768203

CUSIP No. 205768203

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4.	Ownership:
Carl H. Westcott
	(a)	Amount beneficially owned: 958,727(1) (2)
	(b)	Percent of class: 6.21%(3)
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or direct the vote 570,000(1)
		(ii)	Shared power to vote or direct the vote 371,065(1) (2)
		(iii)	Sole power to dispose or to direct the disposition of 570,000(1)
		(iv)	Shared power to dispose or to direct the disposition of 388,727(1) (2)

(1)   Carl H. Westcott directly holds 570,000 shares of common stock, par value $0.50 per share (the “Common Stock”), of Comstock Resources, Inc., a Nevada corporation (the “Issuer”). Additionally, Mr. Westcott exercises shared voting and disposition power over 371,065 shares of Common Stock with Court H. Westcott as managers of Carl Westcott, LLC, the general partner of each of Commodore Partners, Ltd. (“Commodore Partners”), which directly owns 349,065 shares of Common Stock, and G.K. Westcott LP (“GK Westcott”), which directly owns 22,000 shares of Common Stock.

(2)   Carl H. Westcott has shared discretionary authority to purchase and dispose of shares of Common Stock under various accounts for the benefit of the following persons, who directly hold the following amounts of shares of Common Stock: Court H. Westcott, 500 shares; Carla Westcott, 2,140 shares; Peter Underwood, 11,600 shares; Francisco Trejo, Jr., 1,572 shares; and Rosie Greene, 1,850 shares. Carl H. Westcott does not exercise any voting power over any such shares of Common Stock owned by the aforementioned individuals and expressly disclaims beneficial ownership of such shares.

(3)   The percentage ownership is based on 15,427,561 shares of Common Stock outstanding, as reported by the Issuer in its quarterly report on Form 10-Q filed on November 2, 2017.

Commodore Partners, Ltd.
(a)	Amount beneficially owned: 349,065(1)
(b)	Percent of class: 2.26%(2)
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or direct the vote 349,065(1)
	(ii)	Shared power to vote or direct the vote -0-
	(iii)	Sole power to dispose or to direct the disposition of 349,065(1)
	(iv)	Shared power to dispose or to direct the disposition of -0-

CUSIP No. 205768203

(1)   Carl H. Westcott and Court H. Westcott exercise shared voting and disposition power over the 349,065 shares of Common Stock as the managers of Carl Westcott, LLC, the general partner of Commodore Partners.

(2)   The percentage ownership is based on 15,427,561 shares of Common Stock outstanding, as reported by the Issuer in its quarterly report on Form 10-Q filed on November 2, 2017.

G.K. Westcott LP
(a)	Amount beneficially owned: 22,000(1)
(b)	Percent of class: 0.14%(2)
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or direct the vote 22,000(1)
	(ii)	Shared power to vote or direct the vote -0-
	(iii)	Sole power to dispose or to direct the disposition of 22,000 (1)
	(iv)	Shared power to dispose or to direct the disposition of -0-

(1)   Carl H. Westcott and Court H. Westcott exercise shared voting and disposition power over the 22,000 shares of Common Stock as the managers of Carl Westcott, LLC, the general partner of GK Westcott.

(2)   The percentage ownership is based on 15,427,561 shares of Common Stock outstanding, as reported by the Issuer in its quarterly report on Form 10-Q filed on November 2, 2017.

Carl Westcott, LLC
(a)	Amount beneficially owned: 371,065 (1)
(b)	Percent of class: 2.40%(2)
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or direct the vote 371,065 (1)
	(ii)	Shared power to vote or direct the vote -0-
	(iii)	Sole power to dispose or to direct the disposition of 371,065(1)
	(iv)	Shared power to dispose or to direct the disposition of -0-

(1)   Carl H. Westcott and Court H. Westcott exercise shared voting and disposition power over the 371,065 shares of Common Stock as the managers of Carl Westcott, LLC, the general partner of each of Commodore Partners, which directly owns 349,065 shares of Common Stock, and GK Westcott, which directly owns 22,000 shares of Common Stock.

(2)   The percentage ownership is based on 15,427,561 shares of Common Stock outstanding, as reported by the Issuer in its quarterly report on Form 10-Q filed on November 2, 2017.

CUSIP No. 205768203

Court H. Westcott
(a)	Amount beneficially owned: 371,565 (1)
(b)	Percent of class: 2.41%(3)
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or direct the vote 500 (1)
	(ii)	Shared power to vote or direct the vote 371,065(2)
	(iii)	Sole power to dispose or to direct the disposition of -0-
	(iv)	Shared power to dispose or to direct the disposition of 371,565(1) (2)

(1)   Consists of 500 shares of Common Stock held of record by Court H. Westcott, Trustee of the Court H. Westcott Living Trust.  Carl H. Westcott has shared discretionary authority to purchase and dispose of those shares of Common Stock for the benefit of such reporting person, but does not exercise any voting power with respect to such shares.  Carl H. Westcott expressly disclaims beneficial ownership of any such shares of Common Stock.

(2)   Carl H. Westcott and Court H. Westcott exercise shared voting and disposition power over 371,065 shares of Common Stock as the managers of Carl Westcott, LLC, the general partner of each of Commodore Partners, which directly owns 349,065 shares of Common Stock, and GK Westcott, which directly owns 22,000 shares of Common Stock.

(3)   The percentage ownership is based on 15,427,561 shares of Common Stock outstanding, as reported by the Issuer in its quarterly report on Form 10-Q filed on November 2, 2017.

Carla Westcott
(a)	Amount beneficially owned: 2,140 (1)
(b)	Percent of class: 0.01%(2)
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or direct the vote 2,140 (1)
	(ii)	Shared power to vote or direct the vote -0-
	(iii)	Sole power to dispose or to direct the disposition of 2,140(1)
	(iv)	Shared power to dispose or to direct the disposition of -0-

(1)   Carla Westcott directly holds 2,140 shares of Common Stock.  Carl H. Westcott has shared discretionary authority to purchase and dispose of those shares of Common Stock for the benefit of such reporting person, but does not exercise any voting power with respect to such shares.  Carl H. Westcott expressly disclaims beneficial ownership of any such shares of Common Stock.

(2)   The percentage ownership is based on 15,427,561 shares of Common Stock outstanding, as reported by the Issuer in its quarterly report on Form 10-Q filed on November 2, 2017.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.   ☐

Not Applicable.

CUSIP No. 205768203

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not Applicable

Item 8.	Identification and Classification of Members of the Group:
Not Applicable

Item 9.	Notice of Dissolution of Group:
Not Applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[Remainder of Page Intentionally Left Blank]

CUSIP No. 205768203

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 20, 2018

Reporting Persons:	CARL H. WESTCOTT

/s/ Michael I. Smartt
Michael I. Smartt
Attorney-in-Fact

COMMODORE PARTNERS, LTD.

By: Carl Westcott, LLC, its general partner

/s/ Michael I. Smartt
Michael I. Smartt
Attorney-in-Fact

G.K. WESTCOTT LP

By: Carl Westcott, LLC, its general partner

/s/ Michael I. Smartt
Michael I. Smartt
Attorney-in-Fact

CARL WESTCOTT, LLC

/s/ Michael I. Smartt
Michael I. Smartt
Attorney-in-Fact

COURT H. WESTCOTT

/s/ Michael I. Smartt
Michael I. Smartt
Attorney-in-Fact

CARLA WESTCOTT

/s/ Michael I. Smartt
Michael I. Smartt
Attorney-in-Fact